www.metrogas.com.ar

July 18, 2007

Alexandre Ibrahim

International Director

New York Stock Exchange

20 Broad Street

New York, NY 10005

Dear Mr. Ibrahim,

I writing to inform you that in meeting held today by the Board of Directors of Gas Argentino S.A, Mr. Roberto Brandt resigned to his position as Director and President of the Company. The Board accepted his resignation and approved Mr. Diego Hollweck to replace Mr. Brandt as President.

Mr. Roberto Brandt was named General Manager of the Gasoducto Cruz del Sur in Montevideo, Uruguay until December 31, 2007.

Without further commentaries, kind regards,

Magdalena Gonzalez Garaño

Market Relations Representative